UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 3, 2021

Commission File Number: 001-36028

Ardmore Shipping Corporation

(Translation of registrant’s name into English)

Belvedere Building

Ground Floor

69 Pitts Bay Road

Pembroke HM08

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

THIS REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3D (REGISTRATION NO. 333-203205) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 2015;

•	REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION NO. 333-213344) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION NO. 333-233540) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 2019; AND

•	REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION NO. 333-258974) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 20, 2021.

Item 1—Information Contained in this Form 6-K

Consummation of Series A Preferred Stock Financing

On December 3, 2021, Ardmore Shipping Corporation (the “Company”) consummated the private placement of an additional 15,000 shares of its 8.5% Cumulative Redeemable Perpetual Preferred Shares—Series A, at a purchase price of $1,000.00 per share, with Maritime Partners, LLC, through its affiliate ARF Innovation, LLC (the “Maritime Purchaser”). The purchase and sale of the shares was made pursuant to the Preferred Stock Purchase Agreement dated as of June 3, 2021 between the Company and Maritime Purchaser, as amended and modified to, among other things, extend the date for the sale and issuance of additional shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2021	ARDMORE SHIPPING CORPORATION

	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer